FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated October 18, 2000 announcing STMicroelectronics' third quarter 2000 results.

                                                               [GRAPHIC OMITTED]


                                                                           C899H

                            CONTACT:      Investor Relations Europe
                                          Benoit de Leusse
                                          Investor Relations Manager, Europe
                                          Tel: +33.4.50.40.24.30
                                          Fax: +33.4.50.40.25.80

                                          Press Relations:
                                          Maria Grazia Prestini
                                          Corporate Press Relations Manager
                                          Tel: +39.039.603.59.01
                                          Fax: +33.4.50.40.25.32

                                          Jean-Benoit Roquette / Lorie Lichtlen
                                          Morgen-Walke Europe
                                          Tel: +33.1.47.03.68.10
                                          Fax: +33.1.47.03.93.08




                 STMicroelectronics Reports Record Third Quarter
                              Revenues and Profits



      ST Announces First $2 Billion Quarter in its History



o Third Quarter Revenues of $2,042.0 Million Up 60.3% Year-Over-Year and 8.8% Sequentially
o     Gross Margin Exceeds 47%; Operating Income Margin A Record 25%
o Net Income Surpasses $415 Million, Up 207% Year-Over-Year and 23.4% Sequentially; Posts Record Net Income Margin of 20.3%
o Earnings Per Diluted Share Reach $0.45, Up 200% Over Third Quarter 1999 and 22% Sequentially

Geneva, October 18, 2000 - STMicroelectronics (NYSE:STM) today reported record financial results for the third quarter and nine months ended September 30, 2000.

Third Quarter 2000 Results
--------------------------

Net revenues for the third quarter totaled a record $2,042.0 million, representing a year-over-year increase of 60.3% from the $1,274.2 million recorded in the 1999 third quarter and an 8.8% sequential increase over second quarter revenue of $1,877.3 million. Net revenues in the third quarter included approximately $30 million from the acquisition of Nortel Networks' Silicon Semiconductor Production Operations and Wafer Scale Integration Inc. which were completed on June 19 and on September 18 respectively. Excluding these acquisitions, net revenues increased 7.4 % sequentially. Sales of differentiated products equaled $1,283.7 million, representing 62.9% of third quarter revenues. Differentiated product sales increased 61.4% year-over-year and 7.4% over the second quarter.

Commenting on the Company's record revenues, Mr. Pasquale Pistorio, President and Chief Executive Officer, said, "ST set a new revenue milestone in the third quarter. We exceeded the $2 billion quarterly mark for the first time in our Company's history. This very strong performance reflects our ongoing focus on and execution of the key components of our strategy. We continued to emphasize differentiated products, which represented yet again over 60% of ST's quarterly revenue. Sales to each of our end markets, namely: automotive, consumer, computer, telecom, and industrial, increased in the third quarter, with telecom and industrial including smart cards, posting sequential gains of 15.3% and 20.3%, respectively. Particularly noteworthy was the strong demand for ST products serving mobility and connectivity related applications. We also remained focused on having a strong presence in all key regions of the world. In the third quarter, net revenues were well balanced geographically, with Europe representing 32.7% of net revenues, the Americas 24.3%, Asia-Pacific 33.1%, Japan 5.4% and Region Five accounting for 4.5% of net revenues."

ST posted record levels of profitability in the third quarter, with gross margin, operating margin and net earnings setting new records for the Company. Third quarter gross profit totaled $964.9 million, a gain of 90.2% over the year-ago quarter and a 10.2% sequential increase. Gross margin was 47.3 % compared to 46.6% in the prior quarter and 39.8% in the 1999 third quarter.

The Company posted a strong increase in operating income in comparison to both the year-ago and prior quarters. Operating income reached $511.8 million, representing a threefold year-over-year increase and a sequential increase of 23.1% over the $415.8 million reported in the 2000 second quarter. Operating margin was 25.1% compared to 22.1% in the prior quarter and 13.3% in the 1999 third quarter.

Net income for the 2000 third quarter reached a record $415.3 million, increasing 206.9% on a year-over-year basis and 23.4% on a sequential basis. Diluted earnings per share were $0.45 compared to $0.37 in the prior quarter and $0.15 in the year-ago period. All per share data have been adjusted to reflect the two-for-one stock split effected in June 1999 and the three-for-one stock split effected in May 2000.

Mr. Pistorio commented, "ST continued to achieve substantial operating leverage in the third quarter, posting a 23.4% sequential increase in net income on an 8.8% sequential revenue gain. Our record profitability, which was 20.3% of net revenues, is attributable to favorable product mix, high fab utilization rates, a better pricing environment and overall operating efficiencies."

Selling, general and administrative expenses were $174.0 million for the 2000 third quarter. Selling, general and administrative expenses increased approximately 27.2% in comparison to the year-ago period, however, declined as a percentage of net revenues, to 8.5% from 10.7%.

Research and development expenses totaled $259.8 million, representing a 26.4% increase over the year-ago third quarter and a sequential increase of 6.0%.

Summarizing, Mr. Pistorio commented, "Our strategic customer alliances, which accounted for $859 million, or 42% of third quarter revenues, the competitive position of our product portfolio and excellent execution were key contributors to ST's strong third quarter performance."


Nine-Month Results
------------------

Net revenues for the nine months ended September 30, 2000 were $5,621.5 million, a 57.1% increase over the $3,578.1 million reported in the 1999 nine-month period. Net income increased 172.8% to $990.2 million, or $1.08 per diluted share, from the $363.0 million, or $0.41 per diluted share earning in the comparable year-ago period. All per share figures have been adjusted to reflect the two-for-one stock split effected in June 1999 and the three-for-one stock split effected in May 2000.

Gross profit increased 81.9% to $2,557.7 million from the $1,406.0 million reported for the 1999 period. Gross margin expanded to 45.5% from 39.3% in last year's first nine months.

Research and development expenditures were $740.0 million compared to $601.8 million in the 1999 nine-month period. As a percentage of sales, R&D expenditures declined from 16.8% to 13.2%.

Selling, general and administrative expenses increased 32.2% to $510.6 million, but declined to 9.1% of net revenues from 10.8%.

Operating income increased 168.6% to $1,219.5 million from the $454 million reported in the comparable year-ago period. Operating margin reached 21.7% compared to 12.7%.

At September 30, 2000 shareholders' equity was $5,517.0 million; cash and cash equivalents and marketable securities totaled $1,013.8 million; long-term debt was $1,129.5 million (a large portion of which consists of convertible debt). Capital expenditures were $2,303.9 million for the 2000 nine-month period, compared to $811.4 million in the first nine months of 1999.


Outlook
-------

"As we move into the fourth quarter," Mr. Pistorio commented, "ST's order rates and backlog remain strong, indicating that the fourth quarter will be another period of record financial performance. Sequential revenue growth is expected to be in the high single digits. In addition we believe both the gross margin and operating margin ratios should be slightly above third quarter levels.

"Looking ahead to 2001, while industry analysts are forecasting a market growth between 25% and 30%, we believe ST is positioned to grow faster than the overall semiconductor market due to our strong product portfolio, strategic partnerships, global manufacturing presence and continued investment in research and development as well as our focus on broadband access and multimedia applications."

Mr. Pistorio concluded, "Capital expenditures for 2000 are expected to be above $3 billion and, based on present market growth expectations, we plan to continue to invest significantly in 2001, with the intrinsic flexibility of our proven modular investment strategy. These investments are calibrated to bring on additional capacity in the fourth quarter of 2000 and over the course of 2001-2002, enabling ST to fully benefit from both the projected market growth and the Company's leadership position in system-on-chip solutions for high growth applications."

With respect to the funding of the investment plan, the Company is currently monitoring the conditions of the financial market to take the best opportunity on how to raise funds in the range of $1.0 to 1.5 billion.


Products, Technology and Design Wins
-----------------------------------

In the third quarter, ST introduced a number of important new products and secured significant design wins that reinforced its success in key markets such as automotive, consumer, telecom and disk drive applications, and also extended its worldwide network of product and technology development partners, particularly in multimedia applications and broadband access.

In the Telecommunications field, in July, ST announced plans to develop an Enhanced G.Lite ADSL (Asymmetrical Digital Subscriber Line) chipset for the mass market through a joint project with Nortel Networks. This will allow ST to offer a fully G.992.2 compliant and interoperable G.lite-optimized chipset for both head-end and CPE (Customer Premises Equipment) equipment. In addition, driven by accelerating worldwide demand for broadband Internet access, the success of ST's current ADSL chipsets has continued, with third quarter shipments exceeding the total shipments in the first half of 2000. ST is also strengthening its presence in the fast-growing and strategically important optical networks market with major development work with Nortel Networks.

Another important design win in the telecom field was a substantial contract from a major telecom company in China to develop and supply integrated circuits for a new voice line card.

In Digital Consumer, in September, details of plans between ST and Norwegian company Nera were disclosed. The companies are planning to develop chipsets and related software for providing turnkey interactive broadband solutions for set top boxes. Access technologies supported will include two-way satellite communications for interactive TV and high-speed Internet access via satellite.

Also in the STB market, in the third quarter ST shipped approximately 1.8 million of its STi5512 back-end decoders, primarily for use in STBs for BSkyB, Canal+, OnDigital and NEWS services worldwide. In addition, Pace and other major European manufacturers qualified the STi5512 for BSkyB's second-generation digiboxes.

Additionally, ST reinforced the market leadership of its STi5500 (OMEGA) family of STB back-end decoders with the introduction of the STi5518, which retains all of the features of the STi5500 but adds support for Dolby Digital and MP3 audio decoding as well as additional logic to ease the connection of hard disk drives, making the device ideal for emerging 'convergence' products that offer features such as pausing and time-shifting of live TV.

Also in consumer, the partnership between ST and Hitachi to develop advanced processor cores for next-generation consumer multimedia products continued to flourish, with the first major ST50 design completed and WindowsCE ported to the ST40 and demonstrated to customers.

In Automotive, thanks to the availability in volume production of a proven, rugged technology for microcontrollers with embedded Flash memory, ST has achieved significant design wins in the automotive field for functions such as engine and transmission control. New business awarded in this quarter includes microcontrollers for BMW in Germany and a dual-core microcontroller for a major European customer. In this quarter ST also delivered working samples of the new Xcore system-on-chip to DaimlerChrysler.

ST has also been awarded a contract to develop a complex system-on-chip with both a powerful DSP - the ST120, based on the ST100 core - and a 32-bit micro core for a new traffic information system being developed by Cue Corporation in the US.

In September, ST introduced the Superl0 DSP-MCU core for Automotive, Disk Drive and Consumer Applications. The Superl0 is a highly advanced evolution of the ST10 microcontroller core, more than doubling the performance and adding DSP instructions.

In the area of Computer Peripherals, in September, ST announced two important additions to its HDD IC portfolio. Aimed at 'dual servo' disk drives where micropositioning will be used to increase drive density, the L6670 Rotational Accelerometer System is a device containing both a micromachined Micro-Electro-Mechanical System (MEMS) sensor plus an interface chip, while the L6660 is a Piezoelectric actuator driver built in 90V BCD technology. ST has also been awarded a design win from Seagate for the most advanced System-on-Chip solution for high-volume low-cost hard disk drives. The chip will be the first to integrate the hard disk controller, the new Superl0 micro/DSP core and the read/write channel. Other design wins in the HDD market include a superintegrated hard disk controller and a 'smooth drive' motor control solution to reduce acoustic noise in a desktop hard disk drive.

Other notable successes in the computer peripherals field included contracts with two leading printer manufacturers to develop system-on-chip solutions with embedded DRAM memory for the 'digital printer engines' used in inkjet printers. With these new contracts ST is now the chosen supplier at three out of the four leading manufacturers.

Additionally, ST has gained several design wins from PC-based graphics card manufacturers in Taiwan and China for its new KYRO 3D graphics and video accelerator.

In the fast growing area of Flash memories, ST's strategy of developing innovative differentiated and value-added products was reflected by the acquisition of WSI and the introduction of a 64Mbit device that is built with ST's advanced multibit cell technology and includes dedicated features that make it particularly effective in set-top box and networking applications.

The acquisition of WSI allows ST to offer configurable memory systems, integrating multiple memory types and control logic, which represent the ultimate step in term of value-added memories.

Some of the above statements, that are not historical facts, including without limitation certain statements made in the paragraph entitled "outlook" are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements due to, amongst other factors:

(i) inability to meet customer demand, (ii) new product developments and technological changes, (iii) manufacturing risks, (iv) inability to achieve timely ramp up of new production capacity, (v) the highly cyclical nature of the semiconductor industry, (vi) changes in customer order patterns and requirements, and (vii) currency fluctuations.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 1999 which was filed with the SEC on June 27, 2000, could materially affect the Company.


Conference Call Information
---------------------------

Management of STMicroelectronics will conduct a conference call with analysts and institutional investors on October 18, 2000, at 3:00 p.m. (London time) to discuss operating performance for the third quarter of 2000. A broadcast of the conference call will be available live on the Internet at:

http://webcast.themeetingson.com/webcast.jsp?reservation=16569199

The broadcast will be available until November 18, 2000.


AboutSTMicroelectronics
STMicroelectronics(formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.

                             STMicroelectronics N.V.
                        CONSOLIDATED STATEMENT OF INCOME
             (In millions of US dollars, except per share data ($))


                                        Three Months Ended             Nine Months Ended
                                        ------------------             -----------------

                                     Sept. 30,          Oct. 2,        Sept. 30,     Oct. 2
                                       2000              1999            2000         1999
                                       ----              ----            ----         ----
Net sales                            $  2,027.3   $   1,266.5      $ 5,589.6     $   3,552.5
Other revenues                             14.7           7.7           31.9            25.6
                                       ---------     ---------     ----------     -----------
  NET REVENUES                          2,042.0       1,274.2        5,621.5         3,578.1
Cost of sales                          (1,077.1)       (766.8)      (3,063.8)       (2,172.1)
                                       ---------     ---------     ----------     -----------
  GROSS PROFIT                            964.9         507.4        2,557.7         1,406.0
Selling, general & administrative        (174.0)       (136.8)        (510.6)         (386.2)
Research & development                   (259.8)       (205.5)        (740.0)         (601.8)
Other income & expenses                   (19.3)          5.0          (87.6)           36.0
                                       ---------     ---------     ----------     -----------
   Total Operating Expenses              (453.1)       (337.3)      (1,338.2)         (952.0)
   OPERATING INCOME                       511.8         170.1        1,219.5           454.0
Net interest income (expense)               7.3           8.2           37.7            17.9
  INCOME BEFORE INCOME
  TAXES
  AND MINORITY INTERESTS                  519.1         178.3        1,257.2           471.9
Income tax expense                       (103.6)        (41.6)        (265.6)         (106.9)
                                        ---------    ---------     ----------     -----------
  INCOME BEFORE MINORITY                  415.5         136.7          991.6           365.0
  INTERESTS
 Minority Interests                        (0.2)         (1.4)          (1.4)           (2.0)
                                       ---------     ---------      ---------      ----------
   NET INCOME                          $  415.3      $  135.3       $  990.2       $   363.0
                                       =========     =========      =========      ==========
   EARNINGS PER SHARE (BASIC)*         $   0.47      $   0.16       $   1.12       $    0.42
                                       =========     =========      =========      ==========
                                       $   0.45      $   0.15       $   1.08       $    0.41
   EARNINGS PER SHARE(DILUTED)*        =========     =========      =========      ==========
   NUMBER OF WEIGHTED AVERAGE
   SHARES USED IN CALCULATING
   DILUTED EARNINGS PER SHARE            934.0          896.2          934.0           891.7


      * All per share figures have been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000.

                             STMicroelectronics N.V.
                           CONSOLIDATED BALANCE SHEETS
                           (In millions of US dollars)

                                                     Sept. 30,                 December 31,
                                                       2000                        1999
                                                 ----------------           ----------------
                                                   (Unaudited)                 (Audited)
 ASSETS
 Current assets
 Cash and cash equivalents                       $         187.8            $       1,823.1
 Marketable securities                                     826.0                         --
 Trade accounts and notes receivable                     1,346.1                      913.3
 Inventories                                               753.2                      619.4
 Other receivables and assets                              528.3                      435.8
                                                  ---------------           ----------------
 Total current assets                                    3,641.4                    3,791.6

 Intangible assets, net                                    268.1                      179.9
 Property, plant and equipment, net                      5,192.8                    3,873.0
 Investments and other non-current assets                   94.1                       85.8
                                                 ----------------           ----------------
                                                         5,555.0                    4,138.7
                                                 ----------------           ----------------
 Total assets                                    $       9,196.4             $      7,930.3
                                                 ================           ================

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities:
Bank overdrafts                                  $          97.3            $          26.5
Current portion of long-term debt                           95.5                       96.7
Trade accounts and notes payable                         1,240.6                      998.9
Other payables and accrued liabilities                     471.6                      381.8
Accrued and deferred income tax                            315.5                      189.3
                                                  ----------------           ---------------
Total current liabilities                                2,220.5                    1,693.2

Long-term debt                                           1,129.5                    1,348.5
Reserves for pension and
termination indemnities                                    105.4                      108.3
Other non-current liabilities                              197.8                      191.7
                                                 ----------------           ----------------
                                                         1,432.7                    1,648.5
Total liabilities                                        3,653.2                    3,341.7

Minority interests                                          26.2                       24.7
Capital stock                                            1,132.8                    1,112.7
Capital surplus                                          1,662.4                    1,395.3
Accumulated result                                       3,515.4                    2,551.8
Accumulated other comprehensive income                   (793.6)                     (495.9)
                                                 ----------------           ----------------
Shareholders' equity                                     5,517.0                    4,563.9
                                                 ----------------           ----------------
Total liabilities and shareholders' equity      $        9,196.4            $       7,930.3

                              STMicroelectronics NV
                      SELECTED CONSOLIDATED FINANCIAL DATA
                           (In millions of US dollars)


Consolidated Balance Sheet Data                         Sept. 30,              December 31,
(End of Period)                                           2000                    1999
                                                     ----------------        ----------------
Cash, cash equivalents and marketable securities     $        1,013.8        $        1,823.1

Working capital                                                 599.9                   398.5

Total assets                                                  9,196.4                 7,930.3
Short-term debt (including current
  portion of long-term debt)                                    192.8                   123.2

Long-term debt (excluding current portion)                    1,129.5                 1,348.5

Shareholders' equity                                          5,517.0                 4,563.9

Consolidated Operating Data                             Sept. 30,                 Oct. 2,
(Nine Months Ended)                                       2000                     1999
                                                     ----------------        ----------------

Payment for purchases of tangible assets           $          2,303.9         $         811.4

Net cash from operating activities                            1,537.8                 1,076.2

Net operating cash flow                                       (951.3)                   148.1

Depreciation and amortization                                   790.7                   590.1






                                                          ###

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2000                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer